 Exhibit 99.1

 News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     COMPTON TO MODIFY RECAPITALIZATION TO ADDRESS STAKEHOLDER FEEDBACK

     CALGARY, Sept. 7 /CNW/ - Compton Petroleum Corporation (TSX - CMT) is
pleased to announce certain modifications to its previously announced recapitalization transaction (the "Recapitalization"). The Recapitalization includes a proposed Plan of Arrangement (the "Arrangement") under the Canada
Business Corporations Act pursuant to which Compton Petroleum Finance
Corporation ("Compton Finance") was to have exchanged all of the outstanding
US$450.0 million 7 5/8 % senior notes due 2013 (the "Senior Notes") for a combination of cash, Compton Finance 10% senior notes due 2017 (the "New
Notes") and Compton Finance 10% senior mandatory convertible notes due
September 2011 (the "Mandatory Convertible Notes"), subject in each case to proration.
     Under the terms of the modified Arrangement, if implemented, all holders of Senior Notes ("Noteholders') will have the right to elect to receive the following for each US$1,000 of principal amount of Senior Notes held:

     <<
     -  Election A - US$940 of New Notes, subject to pro rationing (as described below) if Noteholders elect or are deemed to have elected to receive more than US$193.5 million under this alternative (the "New
        Note Alternative"); or

     -  Election B - US$940 of cash subject to pro rationing (as described below) if Noteholders elect to receive more than US$184.5 million under this alternative (the "Cash Alternative").
     >>

     The US$45 million Mandatory Convertible Notes included in the Cash
Alternative under the initial terms of the Arrangement will instead be allocated in the pro rationing process described below. Compton reserves the right to, in its discretion, replace some or all of the Mandatory Convertible
Notes to be allocated in the pro rationing process with New Notes and/or cash.
     If the aggregate elections (including deemed elections) result in
Noteholders having elected to receive New Notes or cash in aggregate amounts that exceed the maximums for either or both of the New Note Alternative and the Cash Alternative, then Noteholders who have made (or are deemed to have made) an election for an alternative that is oversubscribed will, in addition to receiving the consideration from the alternative they elected, also receive their pro rata share of any unclaimed consideration, including the Mandatory
Convertible Notes.
     Assuming full pro ration of the consideration available under the
Arrangement (that is, all Noteholders elect or are deemed to have elected the
New Note Alternative for all of their Senior Notes or all Noteholders elect the Cash Alternative for all of their Senior Notes) and assuming the amount of
Mandatory Convertible Notes is not reduced, each Noteholder would receive, per
US$1,000 of Senior Notes: US$430 of New Notes, US$410 of cash and US$100 of
Mandatory Convertible Notes.
     Once the election deadline has passed and the outcome of the Noteholder vote is known, Compton will announce the precise amounts of the New Notes, cash and Mandatory Convertible Notes to be delivered under the Arrangement to
Noteholders who elected or are deemed to have elected the New Note Alternative and to Noteholders who elected the Cash Alternative.
     The modifications to the Arrangement:

     <<
     -  ensure that Noteholders who properly complete and deliver the form of election previously provided and indicate an election to receive cash and Mandatory Convertible Notes pursuant to Election B will receive instead the new consideration under the Cash Alternative, consisting entirely of cash up to US$184.5 million, before they are issued any
        Mandatory Convertible Notes and/or New Notes, if any; and

     -  give Compton Finance the ability to replace some or all of the consideration that is to be comprised of Mandatory Convertible Notes
        (US$45.0 million) with cash and/or New Notes.
     >>

     "We have listened to the views expressed by some of our stakeholders, particularly regarding the Mandatory Convertible Notes," said Tim Granger,
President and CEO. "These modifications will give us some flexibility to reduce or eliminate the amount of Mandatory Convertible Notes that may be issued under the Arrangement."
     Noteholders will be able to use the same Form of Election that was sent to them along with the Management Proxy Circular (the "Circular") relating to the meeting of Noteholders that has been set for September 14, 2010 to consider the Arrangement (the "Meeting").
     Noteholders who have already made an election will be deemed to have elected to receive the consideration in the modified Arrangement. Noteholders who have previously made an election as between Election A and Election B and wish to change their election may complete, execute and deliver a new Form of
Election in accordance with the instructions set forth in the Form of
Election. No new Form of Election will be sent for the Meeting, as the Form of
Election previously delivered to Noteholders with the Circular remains valid for the Meeting.
     The deadline for elections by Noteholders who wish to elect the Cash
Alternative pursuant to the Arrangement is 5:00 p.m. (New York time) on
September 10, 2010 (the "Election Deadline"). Such Noteholders must complete and deliver their Form of Election to their broker or other intermediary through the facilities of DTC on or before such time. Any Noteholder who determines not to make an election, does not properly complete, execute and deliver the Form of Election as provided in the Circular or does not complete, execute and deliver the Form of Election prior to the Election Deadline, will be deemed to have elected to receive New Notes.
     No new form of proxy will be sent for the Meeting, as the form of proxy previously delivered to Noteholders with the Circular remains valid for the
Meeting. For Noteholders who have already submitted their proxy and do not wish to change their vote on the resolution approving the Arrangement, no further action is required on their part and their votes will be counted at the Meeting in accordance with the proxy they have already submitted.
Noteholders who have not already submitted their proxy or who wish to change their vote on the resolution approving the Arrangement should complete and sign another form of proxy and return it to Mackenzie Partners, Inc. in the manner contemplated by the form of proxy prior to 5:00 p.m. (New York time) on
September 10, 2010 (or, in the event that the Meeting is adjourned or postponed, prior to 5:00 p.m. (New York time) on the business day prior to the date fixed for the adjourned or postponed Meeting) at one of the following addresses:

     <<
     By Mail:                By Overnight Courier:     By Hand:

     Proxy Tabulation        105 Madison Avenue        105 Madison Avenue
     Madison Square Station  New York, New York 10016  New York, New York
     PO Box 865              Attention: Glen Linde      10016
     New York, NY 10160-1051                           Attention: Glen Linde
     >>

     If Noteholders have any questions about obtaining and completing proxies, they should contact Mackenzie Partners, Inc. at (212) 929-5500 (collect) or toll-free at (800) 322-2885 or email at tenderoffer(at)mackenziepartners.com.
     The Arrangement will require the approval of two-thirds of the votes cast by Noteholders present in person or by proxy at the Meeting and who are entitled to vote on the resolution relating to the Arrangement. Subject to receiving the required approvals and to other conditions, it is anticipated that the effective date of the Arrangement will be on or about September 15,
2010. The record date for entitlement to notice of the Meeting has been set, subject to any further order of the Court, as July 19, 2010. At the Meeting, each Noteholder will have one vote for each $1.00 of principal amount of
Senior Notes as of the record date.
     A copy of the Circular providing details of the Arrangement has been filed with the Canadian securities regulatory authorities and is available on
SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Corporation's website at
www.comptonpetroleum.com. Noteholders who hold their Senior Notes through a broker or other intermediary should contact such broker or other intermediary in order to obtain a voting instruction card or valid proxy.

     Advisories

     Forward-Looking Statements

     Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to
"reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
     The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of the Plan of Arrangement and Recapitalization transactions. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     About Compton Petroleum Corporation

     Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays:
the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at
High River in southern Alberta, and the shallower Southern Plains sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. Natural gas represents approximately 84% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

     %CIK: 0001043572

     /For further information: Susan J. Soprovich, Director, Investor
Relations, Ph: (403) 668-6732; C.W. Leigh Cassidy, Vice President, Finance &
CFO, Ph: (403) 205-5812, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com;
Noteholders: BMO Capital Markets, Financial Advisor, Ph: (416) 359-4275,
Toll-free: (877) 741-7262; MacKenzie Partners, Information Agent, Ph: (212)
929-5500, Toll-free: (800) 322-2885/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 12:58e 07-SEP-10